Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact:   336-436-4855           Shareholder Direct: 800-LAB-0401
           Pamela Sherry                              www.labcorp.com

LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK-
REPORTS
RECORD FOURTH QUARTER AND FULL YEAR 2000 RESULTS

Fourth Quarter Revenues Increase 15 Percent on Strong Volume, Price and
Test
Mix Gains

Burlington, NC, February 14, 2001 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced results for the quarter and twelve months ended December 31, 2000.

Fourth Quarter Results
Net sales for the fourth quarter were $486.1 million, operating income was $47.6 million, and net income was $20.9 million. This compares with net sales of $422.7 million, operating income of $33.1 million, and net income of $14.2 million in the fourth quarter of 1999. Diluted earnings per share for the quarter were $0.60, versus $0.06 for the comparable 1999 quarter. The 15.0 percent increase in net sales is the result of an 8.0 percent increase in volume and a 7.0 percent increase in price.

Earnings before interest, taxes, depreciation, and amortization and restructuring charges (EBITDA) were $76.2 million for the fourth quarter, or 15.7 percent of net sales, versus $54.5 million, or 12.9 percent of net sales, for the comparable period in 1999. Days sales outstanding (DSO) for the quarter decreased two days to 68 days. The balance owed on LabCorp's term loan was reduced to $478.5 million at the end of the fourth quarter, from $573.4 million at the end of 1999, and the balance on its $450 million revolving line of credit facility remained at zero.

During the fourth quarter, the company recorded a $4.5 million restructuring charge relating to the closing of its drug testing laboratory in Memphis, Tennessee. These operations are being absorbed by other LabCorp facilities. This restructuring is expected to be completed by the end of the second quarter of 2001, and is expected to result in annualized savings of approximately $7 million. Had the Company not taken this charge, diluted earnings per share would have been $0.67.

"Our strong fourth quarter performance is the result of LabCorp's successful initiatives to increase volume at improved prices, and our focus on expanding higher-value services to physicians and managed care companies," noted Thomas P. Mac Mahon, chairman and chief executive officer. "Gains were again made in all segments of our business. Our genomics strategy contributed to these achievements, and we continue to emphasize the important opportunities stemming from molecular diagnostics."

Full Year Results
For the twelve-month period ended December 31, 2000, LabCorp generated net sales of $1,919.3 million, operating income of $245.6 million, and net income of $112.1 million. For the same period in 1999, net sales were $1,698.7 million, operating income was $149.7 million, and net income was $65.4 million. Diluted earnings per share were $3.22, compared to $1.16 in the 1999 period. The revenue increase of 13.0 percent consists of a 9.0 percent increase in volume and a 4.0 percent increase in price. EBITDA was $339.7 million, or 17.7 percent of net sales, versus $233.4 million, or 13.7 percent of net sales, for the comparable period in 1999. Diluted earnings per share would have been $3.32 had the Company not taken the fourth quarter restructuring charge.

"This has truly been an outstanding year for LabCorp," said Mr. Mac Mahon. "Genomic testing remains a strong growth driver, as well as expanded opportunities from managed care business. LabCorp's national presence continues to increase our growth prospects, and the strength we are experiencing in higher-value tests is expected to accelerate as we increase our test offerings and leadership position in esoteric testing services."

A live broadcast of LabCorp's quarterly conference call on February 15, 2001 will be available online at www.labcorp.com or at www.streetfusion.com beginning at 9:00 a.m. Eastern Time, with an online rebroadcast continuing through April 15, 2001. The live call at 9:00 a.m. is also available in a listen-only mode by dialing 212-896-6033. A telephone replay of the call will be available through February 22, 2001 and can be heard by dialing 800-633-8284 (858-812-6440 for international callers). The access code for the replay is 176-26-873.

The first clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $1.9 billion in 2000 and over 18,000 employees, the company offers more than 4,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The
Center for Molecular Biology and Pathology, in Research Triangle Park
(RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. LabCorp's National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents, and its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.


Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings, and will be available in the Form 10-K for the year ended December 31, 2000, when filed.

- End of Text -

- Table to Follow -

LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information
(Dollars in millions, except per share data)

                                    (Unaudited)
                                Three Months Ended          Twelve MonthsEnded
                                    December 31,               December 31
                                ------------------          ------------------
                                2000          1999          2000         1999
                                ------------------          ------------------
Statement of Operations Data:
Net sales                       $ 486.1    $ 422.7         $1,919.3   $1,698.7
Cost of sales                     300.9      272.7          1,152.7    1,069.6
Selling, general and
  administrative                  123.7      109.1            483.0      448.3
Amortization of intangibles
  and other assets                  9.3        7.7             33.5       31.2
Restructuring charges               4.5         --              4.5         --
                                -------     ------          -------    -------
Operating income                   47.6       33.1            245.6      149.7
                                -------     ------          -------    -------

Other (income) expense             (0.3)      (0.2)            (0.5)       2.6
Interest expense                    9.3       10.4             38.5       41.6
                                -------     ------           ------     ------
Earnings before income taxes       38.7       22.9            207.6      105.5

Provision for income taxes        (17.8)      (8.7)           (95.5)     (40.1)
                                -------     ------           ------     ------

Net earnings                       20.9       14.2            112.1       65.4

Less preferred stock dividends
   And accretion of mandatorily
   Redeemable preferred stock        --       13.4             34.6       50.4
                                -------     ------           ------      -----

Net income attributable to
  common shareholders           $  20.9     $  0.8         $   77.5   $   15.0
                                =======     ======         ========   ========

Diluted earnings per share      $   0.60    $  0.06        $    3.22  $    1.16
                                ========    =======        =========  =========

Weighted-average shares
  outstanding - diluted            35.0       13.1             24.1       12.9
                                =======     ======         ========   ========


                                  Year Ended                       Year Ended
                                 December 31,                      December 31,
                                 -------------                    -------------
                                      2000                             1999
                                 -------------                    -------------
Balance Sheet Data:
Cash and cash equivalents          $   48.8                           $   40.3
Accounts receivable, net              368.0                              348.0
Property, plant & equipment           272.8                              273.2
Intangible assets, net                865.7                              804.0
Other assets                          111.6                              124.7
                                   --------                           --------
                                   $1,666.9                           $1,590.2
                                   ========                           ========

Total bank debt                    $  478.5                           $  573.4
Other liabilities                     310.9                              282.7
Redeemable preferred stock               --                              558.7
Shareholders' equity                  877.5                              175.4
                                   --------                           --------
                                   $1,666.9                           $1,590.2
                                   ========                           ========